UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

FREZER, INC.
(Exact name of registrant as specified in charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-51336 (Commission File Number)		20-2777600 (IRS Employer Identification No.)
1010 University Avenue, Suite 40 San Diego, CA 92103 (Address of Principal Executive Offices and zip code)

(619) 702-1404
(Registrant's telephone
number, including area code)

N/A
(Former name or former address, if changed since last report)

February 5, 2007

FREZER, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF FREZER, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO FREZER, INC.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of February 2, 2007, of the outstanding shares of common stock, $0.001 par value (the “Common Stock”) of Frezer, Inc., a Nevada corporation (“Frezer”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Common Stock pursuant to a Securities Purchase Agreement dated February 1, 2007 (“Purchase Agreement”) by and among KI Equity Partners IV, LLC, a Delaware limited liability company (“KI Equity”) and Frezer.

Under the terms of the Purchase Agreement, Frezer will, at closing of the transactions contemplated under the Purchase Agreement (“Closing”), sell to KI Equity, and KI Equity will purchase from Frezer, 63,900,000 shares of Frezer’s Common Stock (“Shares”) for a purchase price of $639,000 (“Purchase Price”), or $0.01 per share. A copy of the Purchase Agreement is included as Exhibit 2.1 to Frezer’s Current Report dated February 1, 2007 and filed with the U.S. Securities and Exchange Commission (“SEC”) on February 2, 2007 and is hereby incorporated by this reference. The Purchase Agreement is the legal document that governs the issuance of the Shares and the other transactions contemplated by the Purchase Agreement. The discussion of the Purchase Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

The Purchase Agreement provides that Frezer’s current directors and officers will resign their respective positions effective as of the Closing Date (as defined in the Purchase Agreement) and that Kevin R. Keating will be appointed the sole director, President, Secretary and Treasurer of Frezer effective as of the Closing Date. Biographical information on Kevin R. Keating is described in more detail below. All information concerning KI Equity and Kevin R. Keating has been provided to Frezer by KI Equity.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of Frezer in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Frezer’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Frezer’s directors occurs (otherwise than at a meeting of Frezer’s stockholders). Accordingly, the Closing of the transactions contemplated under the Purchase Agreement and the resulting change in a majority of Frezer’s directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to Frezer’s stockholders of record on or about February 5, 2007.

PROPOSED CHANGE IN CONTROL TRANSACTION

On February 1, 2007, Frezer and KI Equity entered into the Purchase Agreement under which Frezer will sell to KI Equity, and KI Equity will purchase from Frezer, 63,900,000 shares of Frezer’s Common Stock (“Shares”) for a purchase price of $639,000 (“Purchase Price”), or $0.01 per share. The issuance of the Shares is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof and such other available exemptions. As such, the Shares may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering the Shares has been or is expected to be filed with the United States Securities and Exchange Commission (“SEC” or “Commission”) or with any state securities commission in connection with the issuance of the Shares. However, as a condition to the Closing, Frezer will grant certain demand and piggyback registration rights to KI Equity with respect to the Shares. The registration rights agreement covering the foregoing registration rights will be executed by Frezer and KI Equity at the Closing.

Separately, Brian F. Pockett, the current Chief Operating Officer of Frezer (“Pockett”), Geoffrey O’Neill, the current President of Frezer (“O’Neill”), and Bombardier Pacific Ventures, Inc., a Nevada corporation (“Bombardier”), which is controlled by David R. Koos, the current Chairman and Chief Executive Officer of Frezer (“Koos”) have agreed to sell 6,100,000 shares of Frezer’s common stock (“Transferred Shares”), in the aggregate, to KI Equity for an aggregate purchase price of $61,000, or $0.01 per share (the “Stock Transfer”). The closing of the Stock Transfer is a condition of the closing of the Purchase Agreement, and the closing of the Purchase Agreement is a condition of the closing of the Stock Transfer.

Frezer is presently authorized under its Articles of Incorporation to issue 100,000,000 shares of common stock, $0.001 par value per share. As of the date of this Information Statement, Frezer has 15,534,064 shares of its common stock issued and outstanding. Following the issuance of the Shares to KI Equity under the Purchase Agreement and KI Equity’s purchase of the Transferred Shares pursuant to the Stock Transfer, KI Equity will own a total of 70,000,000 shares of Frezer’s common stock, or approximately 88% of the total outstanding shares of Frezer’s common stock immediately following the Closing.

In connection with the Purchase Agreement, and as a condition on to the Closing, Koos, Pockett, O’Neill and Bombardier (individually, a “Principal” and collectively, the “Principals”) will agree to terminate any and all agreements and contracts with Frezer and irrevocably release Frezer from any and all debts, liabilities and obligations, pursuant to the terms and conditions of a certain release agreement (“Release Agreement”) to be executed at the Closing.

In connection with the Purchase Agreement, and as a further condition to the Closing, the Principals will agree to indemnity and hold Frezer harmless from all liabilities and obligations related to the period prior to Closing, pursuant to the terms and conditions of a certain indemnity agreement (“Indemnity Agreement”) to be executed at Closing. Pursuant to the Indemnity Agreement, Frezer will pay the Principals a cash payment in an amount to be determined prior to Closing as consideration for their agreement to indemnify Frezer. A sum of $50,000 form the consideration will be withheld from payment to the Principals and held in escrow for up to 90 days following the Closing to cover any indemnity claims.

The Registration Rights Agreement, the Release Agreement and the Indemnity Agreement will be included in a Current Report to be filed with the SEC by Frezer following the Closing.

The completion of the transactions contemplated under the Purchase Agreement are also subject to the satisfaction of certain other contingencies including, without limitation, (i) the payment of all of Frezer’s liabilities and obligations at Closing form the proceeds of the Purchase Price (including the consideration payable to the Principals under the Indemnity Agreement), (ii) the cancellation of all contracts involving Frezer, (iii) the filing of Frezer’s Annual Report on Form 10-KSB for the year ended December 31, 2006, (iv) compliance with regulatory requirements, (v) the continued quotation of Frezer’s common stock on the NASD Over-the-Counter Electronic Bulletin Board (“OTC BB”), (vi) delivery of certain legal opinions from Frezer’s counsel, (vii) the delivery of various closing documents, and (viii) the resignation of our existing officers and directors as of the Closing.

Effective as of the Closing, and subject to compliance with applicable regulatory requirements, including the preparation, filing and distribution to Frezer’s stockholders of this Information Statement at least ten (10) days prior to the Closing, the existing officers and directors of Frezer will resign and will appoint Kevin R. Keating as the sole director, President, Secretary and Treasurer of Frezer.

Kevin R. Keating, 66 years old, is the managing member of Vero Management, LLC, which provides administrative and financial consulting services for micro-cap public companies.  For more than 40 years, he has been engaged in various aspects of the investment business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965.  From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the needs of high net worth individual investors. Additionally, Mr. Keating currently serves as director on the boards of Catalyst Lighting Group, Inc., 99 Cent Stuff, Inc., Blue Holdings, Inc., People’s Liberation, Inc. and Digital FX International, Inc. He is also the sole officer and director of Wentworth II, Inc., Wentworth IV, Inc. and Wentworth V, Inc., all of which are publicly-reporting, non-trading blank check companies.

Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity.

The parties expect the closing of the transactions under the Purchase Agreement to occur on or about February 15, 2007. However, there can be no assurances that the transactions under the Purchase Agreement will be completed.

The Purchase Agreement may be terminated as follows: (i) by mutual written consent, (ii) by either party if the purchase transaction is not consummated by February 15, 2007, (iii) by either party if the purchase transaction is prohibited by issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement.

The directors of Frezer have approved the Purchase Agreement and the transactions contemplated thereunder, the Indemnity Agreement, the Release Agreement and the Registration Rights Agreement.

VOTING SECURITIES

Frezer’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Frezer’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of February 2, 2007, there were 15,534,064 shares of Frezer’s common stock were outstanding.

FREZER’S BUSINESS

Frezer is currently engaged in the research and development of its proprietary technology for a computer chip that can be used to provide a line of stem cells for research and development, which Frezer commonly refers to a the “Cryo-Chip,” including, without limitation, a U.S. provisional patent application for a “Multi-Well Cell Culture Plate” filed with the U.S. Patent and Trademark Office on August 22, 2006.

DIRECTORS AND OFFICERS

The following table sets forth the names, positions and ages of current executive officers and directors of Frezer. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director or executive officer.

Name	Age	Position
David R. Koos	48	Chairman of the Board, CEO, Secretary and CFO
Brian F. Pockett	53	Managing Director, COO and Director
Geoffrey O’Neill	57	President and Director

David R. Koos, Dr.  Koos has served as Frezer’s CEO, Secretary and CFO and as Chairman of the Board of Directors since Frezer’s inception in May, 2005. Over the past five years, Dr. Koos either is currently, or has previously  been employed as: Chairman, Chief Executive Officer, President and Secretary and Chief Financial Officer of Bio-Matrix Scientific Group, Inc.; Chairman (June 19, 2006 to the Present), Chief Executive Officer, Secretary and Chief Financial Officer of BMXP Holdings, Inc.. (December 6, 2004 to Present); Managing Director and President of Cell Source Research Inc. (December 5, 2001 to Present); Managing Director and President of Venture Bridge Inc. (November 21, 2001 to Present); Director, Chief Financial Officer and Secretary of Cell Bio-Systems Inc., a New York corporation currently operating under the name Franklin Scientific, Inc. (July 17, 2003 to December 1, 2003); and as a Registered Representative of Amerivet Securities, Inc. (March 31, 2004 to Present and also from November, 2000 to May, 2002). Amerivet Securities, Inc. is not an active NASD broker-dealer since its CEO is on deployment in Iraq through the U.S. Army Reserves. In addition, Dr. Koos has been involved with investment banking, venture capital, and investor relations for the past 20 years. He has worked with several major Wall Street Investment Banks and was a Vice-President of Investments with Sutro & Co., Everen Securities and Dean Witter. Dr. Koos holds an NASD Series 7 license (General Securities) and Series 24 license (Securities Managing Principal). Dr. Koos has been the subject of a number of securities related regulatory actions which have been fully disclosed in Frezer’s previous filings with the SEC.

Dr. Koos' educational background includes two doctoral degrees. His first doctorate is a Doctor of Philosophy degree (PhD) in Economic Sociology (2003). Dr. Koos’ PhD studies in Sociology were done at the University of California, Riverside, which he left prior to completing his Ph.D. degree.  Dr. Koos completed his PhD studies at Atlantic International University (a non-accredited institution based in Honolulu, Hawaii) where he was allowed 120 units in transfer credits in support of being admitted on an ABD (All But Dissertation) basis for a joint PhD/DBA program.  Subsequent to the transfer credits, he completed an additional 91 units at Atlantic International University. His dissertation for his Ph.D. in Sociology, “Examining the Efficacy of Telemarketing Fundraisers as a Venture Capital Alternative in the Biotechnology Industry: A Case Study of Cell Bio-Systems, Inc.” focused on applied research in Telemarketing and Venture Capital Fundraising and is available directly through Atlantic International University. His second doctorate, a Doctor of Business Administration (DBA), specialized in Corporate Finance (2003), focusing on the process of Public Trading, Direct Public Offerings and Synthetic Reverse Mergers. Both of these degrees are the result of studies and research completed through Atlantic International University (a non-accredited institution). The dissertation for Dr. Koos’ D.B.A. in Finance was titled “De-Coupling A Reverse Merger to facilitate a Direct Public Offering’s Time to Market:  A Case Study Testing the value of a Synthetic Reverse Merger in Achieving Public Trading Status.” Prior to obtaining these two doctoral degrees, Dr. Koos received a Master of Arts degree in the Economic Sociology from the University of California, Riverside, California (1983). Currently, Dr. Koos is pursuing a Doctor of Business Administration with an emphasis on Financial Management through North Central University, an accredited distance learning institution located in Prescott, Arizona.

Brian F. Pockett, Mr. Pockett has served as Frezer’s Managing Director and COO and as a member of its Board of Directors since inception in May 2005. Mr. Pockett has over twenty-nine years of professional experience in operations, marketing, sales, financial and grant development.  Prior to assuming the position of Managing Director and COO with Frezer, Mr. Pockett founded PD&C, a private consulting firm and has served as a consultant to some of the largest companies in North America including Disney, SONY, Nintendo, Acclaim Entertainment and UFO.   Mr. Pocket has not been affiliated with PD&C during the past five years.  The scope of client projects expanded into the areas of global distributing, product development, commercialization, investment and intellectual properties. Mr. Pockett served as an Executive Vice President of Operations for Metropolis Publications and as Senior Vice President of Marketing and Sales for Slawson Communications.  Mr. Pockett currently also serves as Vice President, Director and Chief Operating Officer of Bio-Matrix Scientific, Inc. In June 1977, Mr. Pockett received an Associate of Arts - Business degree from Azusa Pacific University in Azusa, CA.

Geoffrey O’Neill, PhD, Dr. O’Neill has served as Frezer’s President and as a member of its Board of Directors since inception in May 2005. Dr. O’Neill received his Ph.D. in Immunology from the University of Glasgow in 1973. In 1974, he undertook post-doctoral training under the guidance of Dr. Robert A Good (who performed the first bone marrow transplantation in a patient with immunodeficiency) at Memorial Sloan-Kettering Cancer Center in New York. Dr. O'Neill's field of study at Sloan-Kettering was transplantation immunobiology. Dr. O'Neill was a Research Fellow with Dr. Robert A. Good from 1974 to 1976. No formal certification of this training was provided to any of Dr. Good's Fellows.  In April 1975, Dr. O’Neill was awarded the JM Foundation Award from the JM Foundation, a New York based philanthropic organization that makes grants (awards) to various organizations and institutions. The JM Foundation award is given to post doctoral trainees by merit of their research. This award, which was given to Dr, O’Neill while a post doctoral fellow at Memorial Sloan-Kettering Cancer center, resulted in a grant to Memorial Sloan-Kettering Cancer Center.

In 1982, Dr. O'Neill was the recipient of the Jean Julliard Prize for Outstanding Research. This award was granted by the International Society of Blood Transfusion, presented in Budapest, Hungary. The International Society of Blood Transfusion is a scientific society, founded in 1935 which brings together professionals involved in blood transfusion and transfusion medicine from more than 85 countries.

Dr. O'Neill's academic career covers tenures as Visiting Professor, NIH-RCMI Program, University of Puerto Rico, School of Medicine, San Juan; Associate Professor of Pathology and Assistant Medical Director, Transfusion Medicine, University of Miami, Jackson Memorial Hospital; Visiting Professor, Institute of Immunology, University of Munich, FRG; Associate Professor of Graduate Medical Sciences, Cornell University School of Medicine New York. Dr. O’Neill has authored and co-authored over 90 publications of which 87 primarily focused on the field of bone marrow transplantation and 3, co- authored by Dr. O’Neill, primarily focused on stem cell biology.  Three publications were co-authored with Dr. Good, of which one primarily focused on stem cell biology.  Dr. O'Neill was employed by Cryo-Cell International as Laboratory and Scientific Director from April 1999 through July 2003.  Dr. O’Neil also currently serves as President of BMXP Holdings, Inc. and is Chief Scientific Advisor to Bio Matrix Scientific Group, Inc.

LEGAL PROCEEDINGS

Frezer is not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to Frezer or has a material interest adverse to Frezer.

COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

Frezer is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Frezer does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, Frezer's board of directors is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of Frezer’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. Frezer's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

Review Committee

Frezer’s review committee (consisting of Messrs. Koos and Pockett) reviews Frezer’s public disclosure documents. This review encompasses a review of the completed financial statements of Frezer prior to filing with the SEC and also encompass a review by both members of the review committee of all steps of the accounting cycle for any reporting period. It is contemplated that Messrs. Koos and Pockett will resign from the review committee upon the Closing.

CODE OF ETHICS

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

•  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•  Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

•  Compliance with applicable governmental laws, rules and regulations;

•  The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•  Accountability for adherence to the code.

Frezer has adopted a Code of Business Conduct and Ethics (“Code”) that applies to its officers, directors and employees. The Code has been filed as Exhibit 99-2 of Frezer’s Form 10-SB filed with the SEC.

CONFLICTS OF INTEREST

Certain conflicts of interest exist and may continue to exist between Frezer and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Frezer.

Certain conflicts of interest may exist between Frezer and its management, and conflicts may develop in the future. Frezer has not established policies or procedures for the resolution of current or potential conflicts of interest between Frezer, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Frezer, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned.

See below for a discussion of Certain Relationships and Related Party Transactions.

BOARD MEETINGS; NOMINATING AND COMPENSATION COMMITTEES

The Board of Directors held numerous special meetings of directors during the fiscal year ended December 31, 2006. In addition, the board of directors took a number of actions by written consent of all of the directors. Such actions by the written consent of all directors are, according to Nevada corporate law and Frezer’s by-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. Frezer's directors and officers do not receive remuneration from Frezer unless approved by the Board of Directors or pursuant to an employment contract. No compensation has been paid to Frezer's directors for attendance at any meetings during the last fiscal year.

Frezer does not have standing nominating or compensation committees, or committees performing similar functions. Frezer’s board of directors believes that it is not necessary to have a compensation committee at this time because the functions of such committee are adequately performed by the board of directors. The board of directors also is of the view that it is appropriate for Frezer not to have a standing nominating committee because the board of directors has performed and will perform adequately the functions of a nominating committee. Frezer is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee.

SHAREHOLDER COMMUNICATIONS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the early stages of Frezer’s development, a specific nominating policy would be premature and of little assistance until Frezer’s business operations are at a more advanced level. There are no specific, minimum qualifications that the board of directors believes must be met by a candidate recommended by the board of directors. Currently, the entire board of directors decides on nominees, on the recommendation of any member of the board of directors followed by the board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the board of directors then makes a decision on whether to recommend the candidates as nominees for director. Frezer does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

Frezer does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. The board of directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the board of directors, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of Frezer are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the board of directors’ attention by virtue of the co-extensive capacities served by Messrs. Koos, Pockett and O’Neill.

INDEMNIFICATION

Neither Frezer’s Articles of Incorporation nor Bylaws prevent Frezer from indemnifying its officers, directors and agents to the extent permitted under the Nevada Revised Statute ("NRS"). NRS Section 78.7502, provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Frezer’s officers or directors pursuant to the foregoing provisions, Frezer has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Frezer’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Frezer’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Frezer’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Frezer’s common stock are required by SEC regulations to furnish Frezer with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Frezer, or written representations that no reports were required, Frezer believes that for the fiscal year ended December 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Frezer’s securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

EXECUTIVE COMPENSATION SUMMARY

The following Executive Compensation Chart highlights the compensation for Frezer’s executive officers for the fiscal years ended December 31, 2005 and 2006.

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
David R. Koos (CEO, CFO and Secretary) (1)	2006 2005	$200,000 $0	$0 $0	$0 $0	N/A N/A	N/A N/A	N/A N/A	$83,335 N/A
Brian F. Pockett, COO and Managing Director (2)	2006 2005	$120,000$9,831	$0 $1,270	$0 $0	N/A N/A	N/A N/A	N/A N/A	$50,000 N/A
Geoffrey O’Neill, President (3)	2006 2005	$120,000$9,831	$0 $0	$0 $0	N/A N/A	N/A N/A	N/A N/A	$50,000 N/A

(1)
David R. Koos had accrued but unpaid salary for 2005 of $83,335, which was paid in 2006 with 2,766,666 shares of Frezer’s common stock. The value of these shares are listed in “Other Compensation” in 2006 and were paid to Bombardier, a corporation owned and controlled by David R. Koos. David R. Koos’ 2006 salary as shown under “Salary” was $200,000, of which $70,000 was paid in 2006 and $130,000 was accrued and unpaid at December 31, 2006.

(2)
Brian F. Pockett’s 2005 salary and bonus was $61,101, of which $11,101 was paid in 2005 and is shown under “Salary” and $50,000 was accrued and unpaid at December 31, 2006. The accrued but unpaid 2005 salary was paid in 2006 with 1,666,667 shares of Frezer’s common stock. The value of these shares are listed in “Other Compensation” in 2006. Mr. Pockett’s 2006 salary as shown under “Salary” was $120,000, of which $42,000 was paid in 2006 and $78,000 was accrued and unpaid at December 31, 2006.

(3)
Geoffrey O’Neill’s 2005 salary was $59,831, of which $9,831 was paid in 2005 and is shown under “Salary” and $50,000 was accrued and unpaid at December 31, 2006. The accrued but unpaid 2005 salary was paid in 2006 with 1,666,667 shares of Frezer’s common stock. The value of these shares are listed in “Other Compensation” in 2006. Mr. O’Neill’s 2006 salary as shown under “Salary” was $120,000, of which $28,000 was paid in 2006 and $92,000 was accrued and unpaid at December 31, 2006.

No compensation was paid to Frezer’s directors during 2006. Frezer has no stock options issued or outstanding, and no stock options have ever been granted by Frezer since inception. Except as set forth above, there was no other compensation paid to Messrs. Koos, Pockett and O’Neill.

Beginning on August 1, 2005, Frezer agreed to pay the following salaries to its executive officers. Messrs. Koos, Pockett and O’Neill shall receive $200,000, $120,000 and $120,000, respectively, per year for their services as executive officers.

Frezer has not adopted a stock option plan, benefits plan, retirement plan or any long term incentive plans and did not have any stock options outstanding as of the date of this filing.

NEW DIRECTOR AND OFFICERS

Effective as of the Closing, and subject to compliance with applicable regulatory requirements, including the preparation, filing and distribution to Frezer’s stockholders of this Information Statement at least ten (10) days prior to the Closing, the existing officers and directors of Frezer will resign and will appoint Kevin R. Keating as the sole director, President, Secretary and Treasurer of Frezer.

Kevin R. Keating, 66 years old, is the managing member of Vero Management, LLC, which provides administrative and financial consulting services for micro-cap public companies.  For more than 40 years, he has been engaged in various aspects of the investment business.  Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965.  From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. From 1982 through 2006, he was associated with a variety of securities firms as a registered representative servicing the needs of high net worth individual investors. Additionally, Mr. Keating currently serves as director on the boards of Catalyst Lighting Group, Inc., 99 Cent Stuff, Inc., Blue Holdings, Inc., People’s Liberation, Inc. and Digital FX International, Inc.

Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity.

Based on information provided to Frezer by KI Equity, Kevin R. Keating currently beneficially owns no equity securities or rights to acquire any securities of Frezer, and Kevin R. Keating has not been involved in any transaction with Frezer or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. Based on information provided to Frezer by KI Equity, Kevin R. Keating has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding Frezer’s common stock beneficially owned on February 2, 2007, for (i) each shareholder Frezer knows to be the beneficial owner of 5% or more of its outstanding common stock, (ii) each of Frezer’s executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Frezer’s knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control of Frezer. At February 2, 2007, 15,534,064 shares of Frezer’s common stock were outstanding.

Name	Number of Shares Beneficially Owned	Percent of Shares
David R. Koos C/O Frezer, Inc. 1010 University Avenue, Suite 40 San Diego, California 92103 (1)	4,935,171	31.8%

Brian F. Pockett C/O Frezer, Inc 1010 University Avenue, Suite 40 San Diego, California 92103	2,566,667	16.5%

Geoffrey O’Neill C/O Frezer, Inc 1010 University Avenue, Suite 40 San Diego, California 92103	1,841,667	11.8%

Bio-Technology Partners Business Trust 2307 Fenton Parkway 107-120 San Diego, California 92108	2,708,333	17.4%

All Executive Officers and Directors as a group	9,343,505	60.1%

(1)
Includes 125,400 shares owned by AFN Trust, 3,766,666 shares owned by Bombardier Pacific Ventures, Inc. and 1,403 shares owned by Cell Source Research, all of which are beneficially owned by David R. Koos and over which he has sole voting and dispositive control.

The following table sets forth certain information regarding Frezer’s common stock beneficially owned on February 2, 2007, for (i) each stockholder known to be the beneficial owner of 5% or more of Frezer’s outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Purchase Agreement and the Stock Transfer, assuming the closing thereof. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Purchase Agreement and Stock Transfer will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Frezer intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Frezer to reflect the actual results of the completion of the transactions under the Purchase Agreement and the Stock Transfer.

Assuming the issuance of 63,900,000 shares of Frezer’s common stock to KI Equity as part of the Purchase Agreement, Frezer expects to have 79,434,064 shares of common stock outstanding.

Name	Number of Shares Beneficially Owned	Percent of Shares
David R. Koos C/O Frezer, Inc. 1010 University Avenue, Suite 40 San Diego, California 92103 (1)	2,168,505	2.7%

Brian F. Pockett C/O Frezer, Inc 1010 University Avenue, Suite 40 San Diego, California 92103	900,000	1.1%

Geoffrey O’Neill C/O Frezer, Inc 1010 University Avenue, Suite 40 San Diego, California 92103	175,000	0.22%

Bio-Technology Partners Business Trust 2307 Fenton Parkway 107-120 San Diego, California 92108	2,708,333	3.4%

Kevin R. Keating 936A Beachland Boulevard, Suite 13 Vero Beach, Florida 32963	0	0%

KI Equity Partners IV, LLC c/o Timothy J. Keating, Manager 5251 DTC Parkway, Suite 1090 Greenwood Village, Colorado 80111	70,000,000	88.1%

All Executive Officers and Directors as a group	0	0%

(1)
Includes 125,400 shares owned by AFN Trust, 1,000,000 shares owned by Bombardier Pacific Ventures, Inc. and 1,403 shares owned by Cell Source Research, all of which are beneficially owned by David R. Koos and over which he has sole voting and dispositive control.

(2)
Kevin R. Keating is not affiliated with and has no equity interest in KI Equity Partners IV, LLC (“KI Equity”) and disclaims any beneficial interest in the shares of Frezer’s common stock owned by KI Equity.

(3)	Timothy J. Keating is the manager of KI Equity andexercises sole voting and investment control over such shares. KI Equity is not owned by or affiliated with Kevin R. Keating.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period beginning on December 30, 2005 and ending on March 31, 2006, Frezer loaned $44,000 to its former parent company. As consideration for these loans, Frezer received promissory notes bearing simple interest at the rate of 10% per annum. All notes were due and payable on December 30, 2006. On May 25, 2006 $30,000 of the aforementioned loans were repaid. On June 30, 2006, the remaining $14,000 was repaid.

Between February 1, 2006 and May 23, 2006, Frezer paid $130,000 and issued 600,000 shares of common stock to Biotechnology Partners Business Trust, an independent consultant, in exchange for services rendered by Biotechnology Partners Business Trust consisting of assisting Frezer in development of its intellectual property. Biotechnology Partners Business Trust acquired 2,483,333 common shares of Frezer’s common stock on December 13, 2006 and 25,000 common shares on December 18, 2006 from three shareholders in three private transactions.

During the period beginning on January 1, 2006 and ending on March 31, 2006, Frezer loaned $20,000 to the AFN Trust, for whom Frezer’s Chairman and CEO acts as Trustee. As consideration for these loans, Frezer received a promissory note bearing simple interest at the rate of 10% per annum. The note is due and payable on December 30, 2006. On August 3, 2006 AFN Trust repaid its loan in full.

On July 3, 2006, Frezer established a Line of Credit Promissory Note Agreement for $50,000 with Biotechnology Business Partners Trust. The unpaid principal of this line of credit bears simple interest at a rate of 10% per annum. As of January 23, 2007, there are a total of 11 advances under this credit line totaling $36,560. Amounts advanced under this credit line are due and payable on a date that is 365 days from each advance. Frezer anticipates repayment of $36,560 due, plus accrued interest, from the proceeds of the Purchase Price at Closing.

On October 26, 2006, Frezer borrowed $18,384.68 from the AFN Trust. On November 7, 2006, Frezer borrowed $4,601.44 from the AFN Trust. These loans bear simple interest at 10% per annum and are due and payable on October 25, 2007. Frezer anticipates repayment of these loans, plus accrued interest, from the proceeds of the Purchase Price at Closing.

The Principals, as part of the transactions under the Purchase Agreement, have agreed to enter into the Release Agreement and the Indemnity Agreement with Frezer at Closing. The Release Agreement and the Indemnity Agreement are discussed more fully above and will be included in a Current Report to be filed with the SEC by Frezer following the Closing.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FREZER, INC.
(Registrant)

By: /s/ David R. Koos
Name: David R. Koos Title: CEO and Chairman

Dated:February 5, 2007